ANDREW N. KARLEN† MICHAEL I. STOLZAR OF COUNSEL MARVIN OCHS PIERRO & ASSOCIATES, LLC	KARLEN & STOLZAR, LLP WHITE PLAINS PLAZA 1 NORTH BROADWAY, STE 800 WHITE PLAINS, NY 10601 TEL (914) 949-4600 FAX (914) 682-0387	1NORTH BROADWAY, STE 800. WHITE PLAINS, NY 10601 TEL: (914) 949-4600 †ALSO ADMITTED IN CT & FL

February 21, 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ketner Global Investments, Inc
Registration Statement on Form SB-2
File No. 333-134015

Dear Sir or Madam:

Enclosed for filing is Ketner Global Investments, Inc. Amendment No. 1 to Registration Statement on Form SB-2, SEC File No. 333-134015 and an acceleration request. To expedite your review of the amendment, this letter points out the Registrant’s response to your comments set forth in a letter to Mr. James Ketner dated December 31, 2006.

Comment 1 and 2:

It does not appear that your accounting firm. Masotti & Masotti. LLC is registered with the PCAOB. Please he advised that, in accordance with Auditing Standard No.2, your auditors must be registered with the PCAOB in order to perfoffi I any audit or review work after the date your registration statement is filed.

Please revise your filing to include audited financial statements. Please be advised that:

If the registration statement is declared effective before February 14,2007, it will be required to include audited financial statements as of a date less than 135 days before the initial filing date of the registration statement or

If the registration statement is declared effective after February 14, 2007, it will be required to
To include audited financial statements as of and for the year ended December 31, 2006.

Also, please ensure that you include a currently dated, conformed signed consent from your accountants. Refer to Item 310 of Regulation S-B.

Response:	The accounting firm that has reported upon the financial statements contained in the Amendment is Seligson & Giannattasio, LLP which is registered with the PCAOB.

The Amendment includes audited financial statements as of and for the year ended December 31, 2006 and a signed consent from that firm.

Comment 3:

(3)
Please provide more detailed disclosure regarding the types of engineering and management consulting services that you provide and what aspects of the automotive and aircraft industries you consult on. Disclose the number of clients you currently have

Response:	Please see enhanced description of Business from the Amendment to the Registration Statement below.
It provides a more detailed description of the services provided by the company

Description of

Business

We are an engineering and management consulting company providing services for, but not limited to, large scale manufacturing industries. Our clients are typically in the aircraft and automotive industries. We offer a complete cradle to grave consulting service that encompasses all disciplines of the Design, Engineering and Manufacturing process which specializes in the use of CADCAM (Computer aided design computer aided manufacturing). Some examples of the types of services our officers have offered in the past, and which Ketner Global Investments, Inc. intends to offer in the future but not limited too are as follows:

Initial design and development in automotive styling studios including ‘Class A’ surface design and development, Wind tunnel model design and production, Sheet metal design for body in White, and conventional stampings, Numeric Control Programming for production, tooling, composite and conventional tooling and manufacturing methods, Interior aircraft design and development including follow through to manufacturing processes, Primary Structural Design for aircraft, plastic injection molding design and development including follow through to the manufacturing processes with accompanying tool design, Research and Development of practicality issues from new manufacturing processes, CADCAM support for CATIA (Computer aided three dimensional interactive application).

We not only provide specific consulting work for these processes, but also offer a product lifecycle management as well. Our engineering services are not limited to the automotive and aircraft industry. The use of CADCAM technology today can be seen in many disciplines of the design and manufacturing processes, and Ketner Global Investments, Inc. has the ability through the company’s staff to accommodate almost any need in these types of environments.
We also intend to invest in companies within these industries that we provide engineering consulting work. Currently, our primary revenue generation is done by consulting for these larger firms. On April 17, 2006 the company signed a contract with a major aircraft manufacturer in Little Rock Arkansas. The contract is a “Time and Material” type contract in which Ketner Global Investments, Inc. has been contracted to aid in the reduction of delivery times for aircraft produced at this facility by providing engineer consulting personnel that specialize in this field.

We are:

☐	An Engineering Consulting firm
☐	Searching for investments in companies we provide consulting work
☐	Seeking additional contracts in the engineering and manufacturing environments.

Since our inception, we have devoted our activities to the following:

☐	Developing our business plan for North and South American Markets
☐	Providing Engineering consulting services
☐	Pursuing additional Engineering Consulting Contracts
☐	Developing our long term business strategies in the Global Market place

Currently, 100% of the company’s revenue is being generated from one customer with whom we have a contract. If the company losses this customer, there is substantial doubt that the company can continue as a going concern. Our independent auditors have indicated that there is substantial doubt about our ability to continue as a going concern over the next twelve months.

The Offering

As of the date of this prospectus, we have 5,000,000 shares of common stock authorized, and 4,349,340 of common stock outstanding.

The selling shareholders are offering up to 349,140 shares of common stock. The selling shareholders will offer and sell their shares at $.50 per share until our shares are quoted on the OTC Bulletin Board, and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will pay all expenses of registering the securities. We will not receive any proceeds of the sale of these securities.

Comment 4:

Please include risk factor disclosure relating to the following:
Your common stock is not quoted on the OTCBB and no market may ever develop (we note the disclosure on page 8):
Risks resulting from conducting operations in other countries (we note your statement on page 3 regarding your business plan for South
American markets);
Risks relating to government regulations;
Risks relating to liability you may incur in connection with your consulting work;
Risks relating to any equity or other investments you may make in other companies in accordance with your business plan;
Risks relating to your competition:
Business risks including implementation of your business plan and your ability to enter into additional consulting agreements;
The fact that you only have one client the loss of which would delete all cunent revenue sources; and
Your ability to raise additional funds and how this will affect your operations;
Sales of our common stock not issued under the Standby Equity Distribution Agreement or the Placement Agent Agreement

Response:	The risk factors now include the matters suggested in the comment set forth above to the extent relevant. See the excerpt below from the amended registration statement.

Risk Factors

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock. All material risks are discussed in this section.
Our common stock is not currently quoted on the OTCBB and no market may ever develop for our stock.

We are a new and developing company with limited revenues and a limited history of operations. Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will be able to continue to grow, and stay profitable.

We are a new and developing company that as of September 30, 2006, has had limited cash generation, and limited cash on hand. We have shown only a very small net income for the nine months ended September 30, 2006 of $1,803.

We did raise $15,188 in cash from a private offering of our shares between January 2006 and September 2006 in order to commence operations. To stay and become more profitable we will need to continually secure and maintain contracts in our market place. We also hope to be able to raise additional funds from an offering of our stock in the future to expedite the company’s growth. We have no agreements, commitments or understandings in place concerning this type of offering. This offering may not occur, or if it occurs, may not raise the required funding to expedite the company’s growth.

Our ability to continue as a going concern is dependent on our ability to continually secure and maintain contracts in our market place, however we may not be able to maintain and secure contracts in the future. Our independent auditors have indicated that there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our limited history of operations, and limited available funds on hand could inhibit our ability to achieve our business plans. Because we have only a limited history of operations, an investor cannot determine if we will stay profitable, and continue as a going concern.

We have a limited history of operations, and currently only have one major contract.

We currently generate all of our current revenue from this contract, and the loss of this single contract could delete all of our revenue sources.

We face risks associated with the marketing, and sale of our services internationally, and if we are unable to effectively manage these risks, it could impair our ability to expand our business abroad.

We expect that the sales of our services to manufacturers and or clients internationally will be significant to our continued growth. It will require significant management attention and financial resources to successfully develop our international clients. In addition, the marketing and sales of our services internationally expose us to a number of markets with which we have limited experience. If we are unable to effectively manage these risks, it could impair our ability to grow our business abroad. These risks include:

•	difficult and expensive compliance with the commercial and legal requirements of international markets, with which we may have only limited experience;

•	inability to obtain, maintain or enforce intellectual property rights;

•	encountering trade barriers such as tariffs, taxes and other restrictions and expenses, which could affect the competitive pricing of our services and reduce our market share in some countries;

•	fluctuations in currency exchange rates relative to the United States dollar;

•	difficulty in recruiting and retaining individuals skilled in international business operations;

•	increased costs associated with maintaining international marketing efforts;

•	difficulty of enforcing revenue collection internationally; and

•	inability to develop, market, and sell our services in international markets due to, for example, third-party intellectual property rights.

We expect that a large portion of our international sales will be denominated in United States dollars. As a result, increases in the value of the United States dollar relative to foreign currencies would cause our products to become less competitive in international markets and could result in limited, if any, sales and profitability.

Because insiders control our activities, they may cause us to act in a manner that is most beneficial to them and not to outside shareholders, which could cause us not to take actions that outside investors might view favorably.

Our executive officers, directors, and holders of 5% or more of our outstanding common stock beneficially own approximately 80% of our outstanding common stock. As a result, they effectively control all matters requiring director and stockholder approval, including the election of directors, the approval of significant corporate transactions, such as mergers and related party transaction. These insiders also have the ability to delay or perhaps even block, by their ownership of our stock, an unsolicited tender offer. This concentration of ownership could have the effect of delaying, deterring or preventing a change in control of our company that you might view favorably.

Our management decisions are made by our founder and President, Mr. James Ketner, if we lose his services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our President, Mr. Ketner. Because Mr. Ketner is essential to our operations, you must rely on his management decisions. Mr. Ketner will continue to control our business affairs after this filing. We have not obtained any key man life insurance relating to Mr. Ketner. If we lose his services, we may not be able to hire and retain another President with comparable experience. As a result, the loss of Mr. Ketner’s services could reduce our revenues. We have no written employment agreement or covenant not to compete with President Ketner.

Because our common stock is considered a penny stock, any investment in our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

We are subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Sales of our common stock not issued under the standby equity distribution agreement or the placement agent agreement under Rule 144 could reduce the price of our stock.

There are 349,140 shares of our common stock held by non-affiliates and approximately 4,000,000 shares of our common stock held by affiliates Rule 144 of the Securities Act of 1933 defines as restricted securities.

349,140 of our shares being held by non-affiliates are being registered under this registration statement and will be available for sale when the registration statement is declared effective. All of our shares held by affiliates will be subject to the resale restrictions of Rule 144. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least one year, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. These restrictions do not apply to resale under Rule 144(k) for non-affiliates holding unregistered shares for at least two years. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all of which are not independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. All members of the board of directors are not independent directors. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Comment 5:

Sales of our common stock not issued under the Standby Equity Distribution Agreement or the Placement Agent Agreement.

5.
At an appropriate section of the prospectus, please describe the material terms of these two agreements. Clarify whether the selling shareholders in this offering purchased their common stock under these agreements. If so, please file these agreements as exhibits pursuant to Item 601 (b)(4) of Regulation S-B.

Response:  Please see discussion below from the amended SB-2.

PLAN OF DISTRIBUTION

The selling shareholders are offering up to 349,140 shares of common stock. The selling shareholders will offer and sell their shares at $.50 per share until our shares are quoted on the OTC Bulletin Board, and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices.

Our common stock is not currently quoted on the OTCBB. No market may ever develop for our stock. The selling stockholders may sell any of its common shares offered under this Prospectus from time to time. Sales may be made directly or through brokers or dealers in connection with trades by the selling stockholders through the OTCBB or otherwise. To the extent required by applicable law, a supplement to the Prospectus relating to the common shares being offered will set forth the terms of the offering of the common shares, including the name or names of any underwriters, dealers or agents, the purchase price of the common shares and the proceeds to the selling stockholders from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

If dealers are used in the sale of common shares with respect to which this Prospectus is delivered or with respect to any block trades, the selling shareholder will sell such common shares to the dealers as principals. The dealers may then sell such common shares to the public at varying prices to be determined by such dealers at the time of resale. The name of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to the extent required by law.

In connection with the sale of the common shares, agents may receive compensation from the selling stockholders or from purchasers of common shares for whom they may act as agents in the form of discounts, concessions or commissions. Agents and dealers participating in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts or commissions received by them from the selling shareholder and any profit on the resale of the common shares by them may be deemed to be underwriting discounts or commissions under such Act.

Upon our being notified by a selling stockholders of any change in the identity of the selling stockholders or that any material arrangement has been entered into with a broker or dealer for the sale of any common shares through a secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing: (i) the names of such brokers or dealers, the number of common shares to be sold; (ii) the price at which such common shares are being sold; (iii) the commissions paid or the discounts or concessions allowed to such brokers or dealers; (iv) where applicable, that such broker or dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented or amended; (v) any change in the identity of the selling stockholders; and other facts material to the transaction.

Agents and dealers may be indemnified under agreements entered into with the selling shareholder against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents and dealers may be customers of, engage in transactions with, or perform services for the selling shareholder in the ordinary course of business.

Comment 6 and 7:

Selling Shareholders. Page

(6)	Please describe the transaction(s) in which the selling shareholders acquired their shares including the date(s).

(7)	Please disclose the percentage of outstanding shares of common stock that each selling shareholder owns.

Response:  The discussion repeated below form the SB-2 amendment is responsive to these two comments

SELLING SHAREHOLDERS

The selling shareholders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering. These selling shareholders acquired their shares by purchase in a single private placement exempt from registration under section 4(2) any of the Securities Act of 1933. We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling shareholders. No selling shareholders are broker-dealers or affiliates of broker-dealers.

Name	Number of Shares being Registered [1]

Jacqueline Alain	1,000
William C. Cunningham III	1,000
Eric Hanson	400
Tommy Hanson	400
Gary W. Jones	200
Tracy K. Joseph	400
Jonathan Keenan	1,000
Adam S. Kirosingh	2,940
Gayla Moss	200
Matrix Developers Inc.	300,000
Bryan O’Clair	500
Jennifer O’Clair	500
Dick Owston	200
Pag & Pag, Inc.	8,000
Rodrigo J. Rameriz	10,000
Chad Thadea	200
Eilleu Thadea	200
David Thadeu	2,000
Greg Wallis	20,000
TOTAL	349,140

[1]  All shares owned by each selling shareholder are being registered and, if sold, no selling shareholder will own any of our stock after this offering. No shareholder has any relationship with us. Each listed shareholder own less than 6% of the company’s total outstanding stock.

[2] Based upon 4,349,340 shares outstanding as of December 31, 2006 each shareholder listed except for Matrix Developers, Inc. owned under ½ of 1% of the outstanding shares.
Matrix Developers Inc, owned 6.9%.

Comment 8, 9 and 10:

(8)
Please provide more detailed disclosure regarding the phases of your business plan and how you plan to implement it. For example, discuss the steps you are taking to seek and enter into additional contacts and discuss your business plans for entering into contracts in South America and what countries and companies you will target.

(9)
Please provide more details regarding the agreement you el1tered into with Dassault Falcon Jet. For example, we note from page 14 that Dassault is ordering additional jets which could provide you with consulting work lasting until 2014. What relation docs ordering more jets have with your consulting workry what aspects of their business will you consult on?

(10)	Please file the Oassault agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. Please also file any other material contracts not made in the ordinary course of business.

Response:	Please see the disclosure below from the amended Registration Statement

DESCRIPTION OF BUSINESS

Business Development

Ketner Global Investments, Inc. was incorporated in the state of Nevada on December 30, 2005. On January 1, 2006, Ketner Global Investments, Inc. formally commenced operations at the address of 3904 Warwick, Colleyville, Texas 76034. On August 31 2006, the company moved its corporate office to Little Rock Arkansas.

Our current address is 1100 North University Avenue, Suite 135, Little Rock Arkansas, 72207, and our phone number is 800-280-8192.

We are an engineering and management consulting company providing services for, but not limited to, large scale manufacturing industries. Our clients are typically in the aircraft and automotive industries. We also intend to invest in companies within these industries that we provide engineering consultant work for. Currently, our primary revenue generation is done by consulting for these larger firms. On April 17, the company signed a contract with a major aircraft manufacturer in Little Rock Arkansas. The contract is a “Time and Material” type contract in which Ketner Global Investments, Inc. has been contracted to help in the reduction of deliver times for aircraft produced at this facility by providing engineer consulting personal that specialize in this field.

We are:

•	An Engineering Consulting firm
•	Searching for investments in companies we provide consulting work
•	Seeking additional contracts in the engineering and manufacturing environments.

Since our inception, we have devoted our activities to the following:

•	Developing our business plan for North and South American Markets
•	Providing Engineering consulting services
•	Pursuing additional Engineering Consulting Contracts
•	Developing our long term business strategies in the Global Market place

Planned Marketing and Future Business Development

Ketner Global Investments, Inc. relies heavily on the officers past experience and past contacts to maintain continued and obtain new contacts in the engineering consulting fields. The officers of the company have extensive experience in these fields. The company will also rely on the officer’s historic performance and reputation with past customers to continually obtain and maintain these types of contracts. Ketner Global Investments, Inc. also relies on the officer’s experience in conducting business in North and South American to position the company competitively in these emerging markets.

We intend to consult initially in North America.

Competition

We compete with other engineers and engineering firms with similar background and experience in the engineering consulting environments. Some of our competitors are more established and have substantially greater resources than us. We have a limited history of operations, and currently only have one major contract. The loss of this single contract could adversely affect the company in its ability to continue as a going concern.

Ketner Global Investments, Inc. intends to compete by offering the most experienced and talented individuals in the field of engineering consulting.

As far as comment 10 is concerned, the Registrant is submitting a request for confidential treatment contemporaneously with this submission.

Comment 11:

(11)
In your discussion regarding hoping to raise additional funds, please describe how much funding you will need for continued growth and your anticipated timing requirements for this funding. Please provide appropriate risk factor disclosure also.

Response:	This has been resolved by the following discussion from the Amendment to the Registration Statement

PLAN OF OPERATIONS

We are an engineering and management consulting company providing services for, but not limited to, large scale manufacturing industries. Our clients are typically in the aircraft and automotive industries. We also intend to invest in companies within these industries that we provide engineering consultant work for. Currently, our primary revenue generation is done by consulting for these larger firms. On April 17, the company signed a contract with a major aircraft manufacturer in Little Rock Arkansas. The contract is a “Time and Material” type contract in which Ketner Global Investments, Inc. has been contracted to help in the reduction of deliver times for aircraft produced at this facility by providing engineer consulting personal that specialize in this field.

We are:

☐	An Engineering Consulting firm
☐	Searching for investments in companies we provide consulting work
☐	Seeking additional contracts in the engineering and manufacturing environments.

Since our inception, we have devoted our activities to the following:

☐	Developing our business plan for North and South American Markets
☐	Providing Engineering consulting services
☐	Pursuing additional Engineering Consulting Contracts
☐	Developing our long term business strategies in the Global Market place

Operations

Our current operations involve the following:

On April 17, 2006, the company entered into an agreement to provide engineering consulting for Dassault Falcon Jet Corporation in Little Rock Arkansas. The contract is a ‘Time and Material’ or ‘Cost Plus’ type contract which provides the necessary revenue that Ketner Global Investments, Inc. believes will allow the company to become profitable by the end of the fiscal year, 2007. The contract initially entered into with Dassault Falcon Jet is not for a specific amount, but Ketner Global Investments, Inc. is of the opinion the consulting work provided under this initial agreement would extend to the end of 2009. On August 26, 2006, Dassault Falcon Jet announced the order of 24 additional 700X corporate jets for $1.1 Billion (USD) from Net Jets Europe, a Berkshire Hathaway company. This additional order has the ability of providing Ketner Global Investments, Inc. with consulting work at Dassault Falcon Jet that could last until 2014. Dassault Falcon Jet provides corporate executive jets for the most part to individual clients. Each plane is a “One off” type, so the additional backlog Dassault receives provides Ketner Global Investments, Inc. with the opportunity to continue the design and engineering for each of these aircraft.

Ketner Global Investments, Inc. is currently seeking additional contracts, and opportunities to purchase engineering and manufacturing firms.

We are a new and developing company with a limited history of operations, revenue, and cash on hand. We are initially trying to meet the requirements of the SEC to become a fully reporting company. If we fail to meet these requirements, we will be unable to secure a qualification for quotation of our securities on the over the counter bulletin board, or if we have secured a qualification, may lose the qualification and our securities would no longer trade on the over the counter bulletin board. Further, if we fail to meet these obligations and as a consequence we fail to satisfy our SEC reporting obligations, investors will now own stock in a company that does not provide the disclosure available in quarterly and annual reports filed with the SEC and investors may have increased difficulty in selling their stock as we will be non-reporting.

We hope to be able to raise additional funds from an offering of our stock in the future to expedite our growth. However, this offering may not occur, or if it occurs, may not raise the required funding. We do not have any plans or specific agreements for new sources of funding or any planned material acquisitions. We have no agreements, commitments or understandings in place concerning this type of offering.

Our ability to continue as a going concern is dependent on our ability to maintain current contracts, and secure additional contracts in the future. Our independent auditors have indicated that there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan. Because we have a limited history of operations, an investor cannot determine if we will continue profitability and growth.

Comment 12:

(12)
We note the following disclosure: “loans from management described below,” however we cannot locate any disclosure relating to management loans. Please disclose the terms of any management loans under “Certain Relationships and Related Transactions.”

Response:	This comment is dealt with in the following note to the Financial Statements, included in the Amendment to the Registration Statement

NOTE 9	RELATED PARTY TRANSACTIONS

One of the officer/directors of the Company has made interest free advances to the Company. During 2005, the officer contributed office furnishings and equipment in the amount of $1,913. During 2006, the officer made a loan to the Company, in the amount of $13,000, by way of an automobile trade. As of December 31, 2006, the balance of this loan payable is $12,819.

Another of the officer/directors of the Company has made interest free advances to the Company. During 2005, the officer contributed computer equipment in the amount of $3,000. During 2006, the officer made a loan to the Company, in the amount of $20,000, by way of an automobile trade. As of December 31, 2006, the balance of this loan payable is $22,298.

Comment 13:

(13)	Please delete the statement "except as set forth above" since we cannot locate any other disclosures regarding related transactions.

Response:	The quote has been deleted

Comment 14:

(14)	Please confirm that you have not made any options grants.

Response:	See answer in the section of the Amended SB-2 below

EXECUTIVE COMPENSATION

We have not paid any compensation or have made any options grants to our Directors or Executive Officers, and have no arrangements in place to pay them compensation in the future.

Board Compensation

Members of our Board of Directors do not receive compensation for their services as Directors.

Comment 15 to 23:

Balance Sheet

(15)	It appears that your total assets are not equal to the sum of your liabilities and stockholders’ equity. Please revise as appropriate.

Statement of Operation

(16)	Please include earnings per share data and all related disclosures as required by SF AS 128.

Statement of Cash Flows

(17)
Please revise your statement of cash flows to classify each item as either an operating, investing or financing activity. Your current categories of cash flows from sale of company stock and cash lows from member's contributions do not comply with the guidance in SF AS 95. In addition, please disclose all non-cash investing and financing activities as required by SF AS 95.

Note 2. Summan' of Significant Accounting Policies

(18)
Please include a description of the specific nature of your prepaids and other current assets. In this regard, please confirm to us that this balance does not include any deferred offering costs. Please be advised that since you will not receive any proceeds from the offering, all offering costs are required to be expensed as incurred.

(19)	Please include a description of the terms of your notes payable.

(20)
Please disclose whether your historical financial statements include compensation expense for your employees. Please also disclose whether you intend to enter into any employment agreements with your employees.

Revenue Recognition

(21)
Please include a specific and comprehensive discussion of your current revenue recognition policy. In addition, please explain to us how you determine the fair value of undelivered elements. Refer to EITF 00-21.

Note 4. Stockholders’ Equity

(22)	We note your disclosure that you sold 349,340 shares of common stock for proceeds of $20,588. It is unclear to us how the amount of proceeds reconciles to your Balance Sheet. Please explain.

(23)	Please include a description of the nature and terms of your member's equity balance.

Response:	The Financial Statements included in the Amendment No.1 to the Registration Statement resolves these comments

Comment 24:

Exhibits

(24)	Please file an opinion of counsel on the legality of the shares as required by Item 601 (b)(5) of Regulation 5-B.

Response:	The opinion of counsel has been filed as an exhibit to Amendment No.1 to the Registration Statement.

Comment 25:

Undertakings

(25)	Since you are not relying on Rules 430A or B, please delete the last paragraph or otherwise advise us as to why you have included this undertaking.

Response:	The cited paragraph has been deleted

Very truly yours,

S/Michael Stolzar
Michael I. Stolzar
For Karlen & Stolzar, LLP
Attorneys for Ketner Global Investments, Inc.